Mail Stop 4561

November 9, 2007

Robin Raina
President & Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

>
> Re: **Ebix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on November 6, 2007**
> **File No. 333-144538**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Amendment No. 1 to Registration Statement on Form S-1

Outside Front Cover Page of Prospectus

1.   We note that you have revised the front cover page of your prospectus to reflect the offer and sale of 500,000 shares of common stock, instead of the 400,000 shares represented in the initial filing. Please amend your registration statement to update your fee table accordingly.

2.   We also note that the selling shareholder table now lists 500,000 shares instead of 400,000 shares, although the marked copy of your amendment as filed with us does not appear to reflect any changes to that table. In future filings, please ensure that the marked copy of any amendment that you file indicates clearly and precisely the changes effected by the amendment. See Rule 472(a) of Regulation C.

Where You Can Find More Information, page 15

3.   Please continue to update this section to incorporate by reference each subsequent report that you have actually filed pursuant to Section 13(a) of the Exchange Act. We note in particular your subsequently filed Form 8-K filed on November 7, 2007. Also, please incorporate by reference your definitive proxy statement on Schedule 14A, filed on October 25, 2007. See Item 12(a)(2) of Form S-3.

Form 10-K/A for Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 1

4.   You have revised this section of your Form 10-K to state that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective only to ensure that "information required to be disclosed by the Company in the reports that its files or submits under the Exchange Act is accumulated and communicated to the Company's management…." Please confirm to us that these officers concluded that your disclosure controls and procedures were effective to accomplish all the results described in Rule 13a-15(e), as of the end of your last fiscal year. Please also confirm to us that, in future filings, you will either disclose the conclusions of these officers regarding the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e), or that your disclosure of the effectiveness determination will recite all of the results set forth in the definition of "disclosure controls and procedures" appearing in Rule 13a-15(e).

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

If you have questions, please call David L. Orlic at (202) 551-3503, or, if you require further assistance, me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (404) 685-7031
        Terry F. Schwarz, Esq.
        Smith, Gambrell & Russell, LLP